Mail Stop 3561

December 22, 2006

BY U.S. Mail and via Facsimile

Mr. James O. Harp, Jr.
Chief Financial Officer
HORNBECK OFFSHORE SERVICES, INC.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-32108**
> **and**
> **Forms 10-Q for quarters ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**

Dear Mr. Harp:

We have reviewed your filings and have the following comments.   Where specifically indicated, we think you should revise your documents in response to these comments by filing amendments to your December 31, 2005 Annual Report on Form 10-K, and also to your March 31, 2006, June 30, 2006 and September 30, 2006 Quarterly Reports on Form 10-Q. The remaining comments that require revision can be complied with in future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The requested amendments should be filed as soon as possible.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 37

1.   Refer to your discussion of Non-GAAP Financial Measures. As your definition of EBITDA includes items other than "earning before interest, taxes, depreciation and amortization, you are effectively presenting an "Adjusted EBITDA" amount with the exclusion of the charge for "loss on early extinguishment of debt."   Although you may be permitted to use a non-GAAP liquidity measure of "EBITDA" in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K, the adjustment of additional items, such as "loss on early extinguishment of debt", should not be made under the guidance in the above rule.   Therefore, please delete this charge in deriving "EBITDA". However, in the alternative, you can highlight any unusual charges or liabilities that require cash settlement in your discussion of this liquidity measure without presenting an adjustment to the "EBITDA" subtotal amount.   Please revise accordingly.

Management's Discussion and Analysis

Results of Operations, page 46

2.   Please expand your tabular disclosure on page 47 to disclose the amount of operating income by segment (as disclosed in Note 14 to the audited financial statements) and the amount of consolidated net income (loss). The related results of operations narrative discussion should be expanded accordingly to discuss these items.

Consolidated Statements of Operations, page F-6

3.   Reference is made to the classification of the gains on sale of assets within "Other income (expense)."   Your consolidated statement of operations should classify gains (losses) on sales of assets separately within Operating Income in accordance with the guidance in footnote 68 of Staff Accounting Bulletin 104 (Topic 13) as well as paragraph 45 of SFAS 144.   Please revise accordingly.

Controls and Procedures, page 60

4.   It appears you have inadvertently omitted the discussion of your "Disclosure Control and Procedures" along with the conclusion by your Chief Executive Officer and Chief Financial Officer as to whether such disclosures controls and procedures were effective or ineffective. Reference is made to Item 9A of the Form 10-K and to the information required by Item 307 of Regulation S-K. We note that your Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as Exhibits 31.1 and 31.2, in which each refers to you having presented in the Form 10-K your conclusions about the effectiveness of the disclosure controls and procedures. Refer to paragraph 4(c) of

each Exhibit. Please amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to provide the required disclosures under Item 9A of the Form 10-K, or tell us where such disclosure can be found in the Form 10-K.

Forms 10-Q (Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006)

Controls and Procedures, page 29

5.   Similar to our comment above on the Form 10-K, it appears you have inadvertently omitted the required disclosure under Item 4 of the Form 10-Q regarding the disclosures controls and procedures pursuant to Item 307 of Regulation S-K. Please amend each of your March 31, 2006, June 30, 2006 and September 30, 2006 Forms 10-Q to provide the disclosures, or tell us where such disclosures can be found in the Forms 10-Q.

Form 8-K – Dated November 7, 2006

6.   In this periodic report, you disclose the company issued $250 million aggregate principal amount of 1.625% Convertible Senior Notes on November 13, 2006.   From your disclosures and the Purchase Agreement thereto, this debt instrument contains many detailed and diverse provisions and features.   Among the various characteristics and other items from the issuance of this debt, we note the following:

- Below-market interest rates;
- Conversion option(s);
- Redemption provisions;
- Registration rights;
- Additional interest for a non-effective registration statement by specified dates; and
- Convertible Note hedge & Warrant transactions with "call" options

In view of the complex features surrounding this debt instrument, please explain to us and disclose the accounting treatment surrounding the debt and its provisions accordingly.   In this manner, you should provide the applicable accounting literature that you are relying upon for its treatment.   In addition, please tell us and disclose how (diluted) earnings per share will be impacted by the convertible note offering and its concurrent hedge and warrant transactions.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Joseph A. Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief